

22007014

Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number: 3235-0123
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hours per response: 12

SEC FILE NUMBER
8-46571

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **10/01/21** AND ENDING **09/30/22**

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Abacus Investments, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

S33 W35676 Meadow Trail

(No. and Street)

Dousman   **Wisconsin**   **53118**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frederick Hohensee   **262-431-4095**   **fehaii@hotmail.com**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA d/b/a Thomas Faust, CPA

(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct.   **Lafayette**   **Indiana**   **47909**

(Address)   (City)   (State)   (Zip Code)

02/14/18   **6479**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick Hohensee _____ swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of Abacus Investments, Inc. _____, as of
9/30 _____, 2 022 ____ is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.

Signature: _____

Title:
President

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Abacus Investments, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Abacus Investments, Inc., as of September 30, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Abacus Investments, Inc. as of September 30, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Abacus Investments, Inc.'s management. My responsibility is to express an opinion on Abacus Investments, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Abacus Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of the Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Abacus Investments, Inc.'s financial statements. The supplemental information is the responsibility of Abacus Investments, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of the Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.





Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
November 9, 2022

ABACUS INVESTMENTS INC
Dousman, Wisconsin

Statement of Financial Condition
As of September 30, 2022

ASSETS

Cash and cash equivalents	$	8,506
Deposits with clearing organization		15,227
Accounts receivable		5,354
Total assets	$	29,087

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Related Party Payable	$	-
Accounts payable		-
Commissions payable		16,079
Total liabilities	$	16,079

Stockholder's Equity:

Common stock, %.01 par value, 9,000 shares authorized, 100 shares issued and outstanding	$	1
Additional paid-in-capital		38,746
Retained earnings		(25,739)
Total stockholder's equity		13,008
Total liabilities and stockholder's equity	$	29,087

The accompanying notes to financial statements
are an integral part of these statements.

5

ABACUS INVESTMENTS INC
Dousman, Wisconsin

Statement of Income
Year Ended September 30, 2022

Income:

Listed Commissions	$	7,946
Listed Options Commissions		6,791
All Other Securities Commission		894,554
Interest Income		965
Revenue From Sales of Investment Company Shares		350,897
Other Revenue		40,459
Total Income	$	1,301,612

Expenses:

Commissions	$	632,005
Management and Consulting fees		582,730
Clearing and execution charges		59,806
Regulatory fees		15,904
Legal and accounting		6,000
Occupancy		-
Other		5,003
Total Expenses	$	1,301,448
Net Income (Loss)	$	164

The accompanying notes to financial statements
are an integral part of these statements.

ABACUS INVESTMENTS INC
Dousman, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ended September 30, 2022

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, September 30, 2021	$ 1	$ 38,746	$ (25,903)	$ 12,844
Net Income (Loss)	-	-	164	164
Balance, September 30, 2022	$ 1	$ 38,746	$ (25,739)	$ 13,008

The accompanying notes to financial statements
are an integral part of these statements.

7

ABACUS INVESTMENTS INC
Dousman, Wisconsin

Statement of Cash Flows
Year Ended September 30, 2022

Cash Flows from Operating Activities:		
Net Income (Loss)	$	164
Adjustments to reconcile net income (loss) to		
net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Deposits with clearing corporation		(6)
Commissions receivable		11,175
Accounts Payable		
Related Party Payable		
Commissions payable		(15,562)
Net cash provided by (used in) operating activities		(4,229)
Cash and equivalents, beginning of year		12,735
Cash and equivalents, end of year	$	8,506
Supplemental Cash Flow Disclosures		
Cash paid during the year for:		
Interest	$	-
Income Taxes	$	-

The accompanying notes to financial statements
are an integral part of these statements.

8

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

A. Nature of Operations - Abacus Investments, Inc. (the "Firm") was incorporated in the state of Wisconsin on September 13, 1993. The company is registered with the Securities and Exchange Commission. The firm is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Firm's principal business activity is the sale of securities and doing business as a $5,000 non-carrying, non-custodian broker/dealer. The Firm does not carry security accounts for customers or perform custodial functions relating to customer securities. The Firm meets the exceptive provisions of Rule 15c3-3. All customer transactions are processed through a clearing broker/dealer.

B. Cash and Equivalents – For purposes of the statements of cash flows, the Firm's cash and equivalents consist of the Firm's checking accounts and money market accounts.

C. Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Concentrations of Credit Risk – The Firm places its cash in accounts with a local financial institution and a money market account. At times, balances in these accounts may exceed FDIC insurance limits. The Firm did not have any account with a balance that exceeded the insured limits during the year.

E. Revenue Recognition – The revenue of the Firm is derived primarily from commissions earned on the trades of equities, mutual funds, annuities, bonds, and options. Commission income on equities, mutual funds, annuities, bonds, and options are recognized and recorded on a trade date basis. Revenue from 12b-1 fees and other trail fees are recognized and recorded as earned.

On May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement:

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize the revenue when the performance obligation is met

F. Commissions Receivable – The Firm considers all commissions receivable to be fully collectible. Uncollected accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

NOTE 2: CLEARING BROKER AGREEMENT

The Firm clears security transaction through Hilltop Securities, Inc. (the clearing broker). Under the terms of the clearing agreement, the clearing broker carries the accounts of the customers of the Firm on a fully disclosed basis. The clearing broker executes transactions and settles contracts of securities for customers' accounts, prepares confirmations and summary monthly statements, and performs certain cashiering functions such as receiving and delivering securities.

Under the agreement, the Firm is required to maintain a minimum cash deposit of $15,000 which serves as a reserve for counterparty credit risk and settlement risk, as well as market risk on open unhedged positions.

NOTE 3: COMMITMENTS AND CONTINGENCES

The Firm's customer securities transactions are introduced on a fully disclosed basis with the clearing broker/dealer. The clearing broker/dealer is responsible for the execution, collection, payment of funds and receipt and delivery of securities relative to customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments. The clearing broker/dealer may charge the Firm for any losses it incurs as a result. The Firm seeks to minimize this risk through procedures designed to determine the credit worthiness of its customers. The Firm does not anticipate nonperformance by any customers or it's clearing broker.

Management has evaluated other possible commitments and contingencies on September 30, 2022. They concluded that there were no other commitments or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 4: RELATED PARTY ACTIVITY

Through common ownership and management, the Firm is affiliated with Hohensee Financial Services, Inc. (HFS) a registered investment advisory firm. The Firms share office space, personnel, and other services. Most overhead expenses are shared 50/50. For the year ended September 30, 2022, the Firm had management and consulting expenses of $582,730 for shared expenses with HFS.

NOTE 5: INCOME TAX EXPENSE

The Firm has elected to be treated as an S Corporation for tax purposes. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

It is the Firm's policy to recognize penalties and interest as incurred in it's operations. There were none for 2022. The firm's federal and state income tax returns for 2018 to 2021 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 6: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Account for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for

in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (SDP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 7: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At September 30, 2022, net capital as defined by the rules, equaled $12,346. The ratio of aggregate indebtedness to net capital was 1.3 to 1.

Net capital in excess of minimum required is $7,346. The Firm must also calculate net capital less the greater of 10% of total aggregated indebtedness or 120% of their minimum net capital requirement. This amount is $6,000.

NOTE 8: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended September 30, 2022. Accordingly, no Statement of changes in Liabilities Subordinated to Claims of Creditors has included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 9: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm on the financial statements which is the date they were available to be issued. Management has concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statement.

ABACUS INVESTMENTS INC

Dousman, Wisconsin

Schedule I: Computation of Net Capital under SEC Rule 15c3-1
As of September 30, 2022

Aggregate Indebtedness

Commissions payable	$	16,079
Accounts payable		
Consulting fee payable		
Total Aggregate Indebtedness	$	16,079

Minimum required net capital (6 2/3% of aggregate indebtedness)	$	1,072

Computation of Basic Net Capital Requirement:

Stockholder's equity	$	13,008
Deductions:		
Non-allowable accounts receivable from brokers or dealers		514
Haircuts on securities		148
Net Capital		12,346
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	7,346
Ratio of aggregate indebtedness to net capital		1.3 to 1

FOCUS Part IIA Reconciliation between Audited and Unaudited Net Capital

There were no material differences between the above net capital computation and in the Firm's most recently filed FOCUS Report, Part IIA Form X-17a-5 at September 30, 2022

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

1) Abacus Investments, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii) and,

2) The Firm is also filing their Exemption Report because the Firm's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscription on a basis where the funds are payable to the issuer or its agent and not to the Firm. In addition, the Firm did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money of (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or Its agent and not to the Firm; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3).

ABACUS INVESTMENTS, INC.
SCHEDULE III: INFORMATON RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
AS OF SEPTEMBER 30, 2022

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

1) Abacus Investments, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii) and,

2) The Firm is also filing their Exemption Report because the Firm's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscription on a basis where the funds are payable to the issuer or its agent and not to the Firm. In addition, the Firm did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money of (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Firm; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Abacus Investments, Inc.

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2022. Management of Abacus Investments, Inc. (Firm) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Firm has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Firm's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2022, with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Abacus Investments, Inc.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
November 9, 2022

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Abacus Investments, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report of Broker and Dealers, in which (1) Abacus Investments, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed the following exemption from 17 C.F.R. §2 4 0.15c3-3:(k)(2)(ii) and (2) Abacus Investments, Inc. stated that Abacus Investments, Inc. met the identified exemption provision throughout the most recent fiscal year without exception.

The Firm is also filing this Exemption Report because the Firm's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Firm. In addition, the Firm did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Abacus Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Firm's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

Lafayette, Indiana
November 9, 2022

Abacus Investments, Inc.

ABACUS INVESTMENTS, INC.
S33 W35676 MEADOW TRAIL
DOUSMAN WI 53118

ABACUS INVESTMENTS, INC.
EXEMPTION REPORT
SEC Rule 171-s(d)(4)

Abacus Investments, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the securities and Exchange Commission (17 C.F.R. § 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5 (d)(4). To the best of its knowledge and belief, Abacus Investments, Inc. state the following:

1. Abacus Investments, Inc. claimed an exemption from 17 C.F.R. § 240.15c-3 under the provision of 17 C.F.R. § 240. 15c-3-3 (k)(2)(ii) for our revenue from our clearing-broker for the year ended September 30, 2022.

    Abacus Investments, Inc. is also filing this Exemption Report because the Firm's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 are limited to effecting securities transaction via subscription on a subscription way basis where funds are payable to the issuer or its agent and not to the Firm. In addition the Firm did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and /or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agents and not to the Firm, did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3).

2. Abacus Investments, Inc, has met the identified above exemption provision in 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year ended September 30, 2022 without exception.

Signature _____

Name Frederick Holtensen

Date 10/27/22